EXHIBIT 11.1

                                MONROC, INC

       STATEMENT REGARDING COMPUTATION OF NET EARNINGS (LOSS) PER SHARE

                                            Years Ended December 31,

                                            1996       1995       1994


Weighted average number of
  common shares outstanding
  during the period (1)                  4,467,000   2,835,063   2,611,521

Net Earnings (Loss)                    $(1,367,679) $1,355,651  $  283,582

Net Earnings (Loss) Per Share          $     (0.31) $     0.48  $     0.11


(1) Weighted average number of common shares outstanding during the period is based upon the relative number of days which shares of common stock are outstanding.